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Exhibit 99.(a)(1)(M)

MONACO COACH CORPORATION SUCCESSFULLY COMPLETES CASH TENDER OFFER AND ACQUIRES APPROXIMATELY 95% OF THE SHARES OF SMC CORPORATION

    COBURG, Oregon, August 2, 2001—Monaco Coach Corporation (NYSE:MNC) today announced that its cash offer for all outstanding shares of common stock of SMC Corporation expired, as scheduled, at 12:00 midnight, New York City time, on August 1, 2001. Monaco Coach Corporation, through its wholly owned acquisition subsidiary making the offer, Salmon Acquisition, Inc., has accepted for purchase all shares validly tendered and not properly withdrawn prior to the expiration of the offer. The acceptance of these shares (including shares validly tendered by guaranteed delivery) in the tender offer results in Monaco Coach Corporation's ownership via the acquisition subsidiary of approximately 95% of the shares of SMC Corporation's outstanding common stock.

    In the second step of the acquisition, Salmon Acquisition, Inc. will be merged with and into SMC Corporation and each share of SMC Corporation common stock not previously purchased in the tender offer will be converted into the right to receive $3.70 in cash. The merger will be completed as soon as practicable. The anticipated total transaction value exclusive of expenses is approximately $37 million, which includes the refinancing of approximately $16 million of indebtedness under SMC Corporation's credit facility.

    Headquartered in Coburg, Oregon, with additional manufacturing facilities in Indiana, Monaco Coach Corporation is one of the nation's leading manufacturers of recreational vehicles. The company offers customers luxury recreational vehicle models under the Monaco, Holiday Rambler, Safari, Beaver, McKenzie and Royale Coach brand names.

    FOR MORE INFORMATION:

    Mike Duncan, Investor Relations, Monaco Coach Corporation (800) 634-0855

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  Exhibit 99.(a)(1)(M)